**GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

**CITY DEVELOPMENTS LIMITED**
MEMBER OF THE HONG LEONG GROUP
城市發展有限公司



Our Ref: GCSS-EL/1204/04/LTR

7 June 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***



Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 3 June 2004 (*Press Statement – FTSE4Good Social Responsibility Index*);
- 3 June 2004 (*Announcement by Subsidiary Company, Kingsgate International Corporation Limited on Developments at Kings Cross*);
- 4 June 2004 (*Takeover Offer from KIN Holdings Limited for all of the Ordinary Shares in Kingsgate International Corporation will be increased to NZ$0.36 per share*) and
- 4 June 2004 (*Results of the Rights Issue - Renounceable Rights Issue of up to 330,874,257 Non-Redeemable Convertible Non-Cumulative Preference Shares of $0.05 each ("Preference Shares") in the capital of City Developments Limited ("Company") at an issue price of $1.00 for each Preference Share, on the basis of Two (2) Preference Shares for every five (5) Ordinary Shares of $0.50 each held as at the Books Closure Date, fractional entitlements to be disregarded ("Rights Issue")*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)



6/22

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 58 OF 03.06.2004
Announcement No. 58



**CITY DEVELOPMENTS LIMITED**

## PRESS STATEMENT – FTSE4Good Social Responsibility Index

Please refer to the attached press statement released by City Developments Limited on 3 June 2004 in respect of the above matter.

FTSE4 Index - June 20

Submitted by Enid Ling Peek Fong, Company Secretary on 03/06/2004 to the SGX

CITY DEVELOPMENTS LIMITED

## NEWS RELEASE

**3 June 2004**

### CDL IN FTSE4GOOD SOCIAL RESPONSIBILITY INDEX

With social, environmental and ethical performance of companies becoming increasingly important in the decision making process of global investment institutions, the FTSE4Good Index Series, launched in 2001 has been identifying companies worldwide that meet international corporate social responsibility standards.

City Developments Limited (CDL), Singapore's largest private property developer by market capitalization was admitted to the Index in 2002 and is now only one of two Singapore companies in the Index after more stringent criteria was implemented last year. CDL's UK-listed hotel subsidiary, Millennium & Copthorne Hotels plc is also a constituent on the Index. In Asia (excluding Japan), only 6 companies are listed on the Index. According to the most recent May 2004 survey report, "the FTSE4Good criteria have encouraged a marked improvement in the disclosure of environmental policy and management systems."

FTSE's 2003 review laid out a more demanding set of criteria for companies in the area of environment and human rights. CDL's achievement of the ISO14001 environmental management certification and the OHSAS 18001 health and safety certification for project management in November 2003, was a key deciding factor in the review, helping CDL to maintain its position on the Index.

Said Mr Kwek Leng Joo, CDL's Managing Director, "At CDL, we are extremely conscious of the environmental impact of our projects on the community. About 3 years ago, we initiated

a safety and environmental impact programme, involving our partners and suppliers, to ensure that health & safety and environmental considerations are taken into account at every stage of the construction process. We are one of the only developers in Singapore who have such a programme."

CDL has also been actively involved in environmental outreach programmes. Its pioneering Project Eco Office is an initiative to encourage offices to adopt environmentally friendly practices at the workplace. This project has culminated in a nationwide Eco-Office Audit system. To reach out to CDL homebuyers, CDL also initiated an Eco-condo programme to encourage recycling in its condominiums.

Mr Kwek added, "Although Corporate Social Responsibility (CSR) is still not widely adopted in Singapore, it needs to be made a management priority as Singapore companies go global. Investors today are discerning enough to look beyond a company's financial performance. "

**A copy of FTSE Group's report on the FTSE4Good Index Series can be obtained from www.ftse.com/ftse4good**

Enc: FTSE Group Press Release dated 6 May 2004 "FTSE Group publishes research report on impact of FTSE4Good series"

Note: Singapore Airlines is the other Singapore company listed on the Index.

---


For more information, please contact:

Esther An
Assistant General Manager (Corporate Affairs)
CDL
Tel: 64289 318

Jean Khoo
Head(Corporate Comms)
CDL
Tel: 6428 9315 / 9689 2383

FTSE

THE INDEPENDENT
GLOBAL INDEX COMPANY

## Media Information

# FTSE Group publishes research report on impact of FTSE4Good series

**London, 6 May 2004:** FTSE Group, the global index provider, today publishes a research report, highlighting the strong impact made by the FTSE4Good index series on the development of Corporate Social Responsibility (CSR) disclosure and commitments from companies worldwide. The FTSE4Good Criteria Development and Company Engagement Report details companies' responses to the changes to the index entry criteria over the last 18 months. It draws upon the work of FTSE's in-house engagement programme, which was set up to provide support and guidance to companies eligible for inclusion in the FTSE4Good Index Series.

The report shows that FTSE's work on the FTSE4Good series has made a positive impact on the development of CSR practices among listed companies around the world. The key findings are:

- **The FTSE4Good criteria have encouraged a marked improvement in the disclosure of human rights and environmental policy and management systems**
  - Companies around the world have increased their commitment to international standards, such as the UN Global Compact, and the Universal Declaration of Human Rights.
- **There has been a positive response from companies worldwide to the FTSE4Good criteria:**
  - 266 companies have responded to improve their environmental practice,

- 53 companies have made changes to meet new human rights criteria,
- Global resource companies most impacted by Human Rights issues have made significant advances in a number of areas, including policies for indigenous peoples' rights, and policies for the use of armed security guards.

- **FTSE Group's application of the new criteria is rigorous:**
  - 62 companies have been removed from the index for not meeting human rights and environmental challenges.

Mark Makepeace, Chief Executive, FTSE Group commented, "The FTSE4Good Criteria Development and Company Engagement Report clearly shows that companies worldwide are adopting the FTSE4Good criteria in increasing numbers. FTSE4Good is helping companies to change their behaviour. Increased disclosure and better CSR practice by companies enable investors to assess more accurately corporates' social, environmental and ethical business risk. This is of benefit to investors globally. We will continue to work with companies and the investment community to develop the FTSE4Good criteria."

The full engagement report is available at www.ftse.com/ftse4good

- Ends –

For more information, please contact
Nicky Gardner/Sandra Steel, FTSE Group
Tel: +44 (0)20 7448 1821
Email: media@ftse.com

**About FTSE Group**

FTSE Group is a world-leader in the creation and management of indices. With offices in London, Frankfurt, Hong Kong, Madrid, Paris, New York, San Francisco and Tokyo, FTSE Group services clients in 77 countries worldwide. It calculates and manages the FTSE Global Equity Index series, which includes world-recognised indices ranging from the FTSE All-World Index, the FTSE4Good series and the recently launched Global Small Cap Index Series, as well as domestic indices such as the prestigious FTSE 100. The company has collaborative arrangements with the AMEX, Athens, Cyprus, Euronext, Johannesburg, London, Luxembourg, and Madrid exchanges, as well as with Nikkei of Japan (Nihon Keizai Shimbun,

Inc), and Xinhua Financial Network of China. FTSE recently signed an agreement with Dow Jones Indexes to develop a single classification system for global investors, named the Industry Classification benchmark (ICB).

FTSE indices are used extensively by investors world-wide for investment analysis, performance measurement, asset allocation, portfolio hedging and for creating a wide range of index tracking funds. Independent committees of senior fund managers, derivatives experts, actuaries and other experienced practitioners review all changes to the indices to ensure that they are made objectively and without bias. Real-time FTSE indices are calculated on systems managed by Reuters. Prices and FX rates used are supplied by Reuters. More details available at **www.ftse.com**.

### About FTSE4Good Index Series

The FTSE4Good index series is an innovative series of real-time indices designed to reflect the performance of socially responsible equities. The series, created and managed by global index provider FTSE Group, covers four markets: UK, Europe, US and Global. Four tradable and four benchmark indices make up the FTSE4Good index series. A committee of independent practitioners in socially responsible investment (SRI) and corporate social responsibility (CSR) review the indices to ensure that they are an accurate reflection of current CSR best practice.

FTSE Group contributes income including licence fees for FTSE4Good to UNICEF, the global charity.

### List of countries of concern adopted by the FTSE4Good Advisory Committee in March 2003

Afghanistan
Algeria
Angola
Brunei
Burma
Cameroon
China
Colombia
Democratic Republic of Congo
Egypt
Iran
Iraq
Kazakhstan
Libya
North Korea
Oman
Pakistan
Rwanda

Saudi Arabia
Somalia
Sudan
Syria
Tunisia
United Arab Emirates
Vietnam
Yemen
Zimbabwe

MASNET No. 1 OF 03.06.2004
Announcement No. 1.



CITY DEVELOPMENTS LIMITED

## Announcement by Subsidiary Company, Kingsgate International Corporation Limited on Developments at Kings Cross

3 June 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

**Announcement by Subsidiary Company, Kingsgate International Corporation Limited on Developments at Kings Cross**

We attach herewith for your information a copy of the subject Announcement released on 2 June 2004 in connection with the sale of the Kingsgate Shopping Centre/Commercial Office Complex and Bayswater Building by Kingsgate Investments Pty Limited, a wholly-owned subsidiary of Kingsgate International Corporation Limited, which in turn is a subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of the Company.

Media NZX Release (Final F

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 03/06/2004 to the SGX

# Kingsgate International Corporation Limited
# Developments at Kings Cross

NZX & Media release 1st June 2004

---

Kingsgate International Corporation Limited today advises that its wholly-owned subsidiary, Kingsgate Investments Pty Limited, has entered into the following sale transactions:-

(A) Sale of Kingsgate Shopping Centre and Kingsgate Commercial Office Complex

Kingsgate Investments Pty Limited has entered into a conditional agreement with HSBC Asset Management (Australia) Limited for the sale of the Kingsgate Shopping Centre and the Kingsgate commercial office complex at Kings Cross in Sydney at an aggregate price of A$39,000,000. The sale includes the Coca Cola sign, which generates separate revenue.

Settlement under the Kingsgate Sale and Purchase Agreement is subject to, inter alia, the registration of the separate title for the Kingsgate Shopping Centre, Kingsgate commercial office complex and office lot in the Bayswater Building and the completion of agreed works to be undertaken by Kingsgate Investments Pty Limited at the Kingsgate property. It is anticipated that settlement under the agreement for the Kingsgate Shopping Centre is likely to take place before 31 December 2004 and settlement under the agreement for the Kingsgate commercial office complex is likely to take place in the first half of 2005.

The Kingsgate Shopping Centre is situated at the basement of the Zenith Residences, a 97 apartment conversion project currently being undertaken by Kingsgate Investments Pty Limited.

Last year Kingsgate Investments Pty Limited closed the Millennium Hotel in favour of the conversion. Construction work at the Zenith Residences is set to begin with the appointment of St Hilliers Contracting Pty Limited having recently been concluded. Construction is expected to complete in the second half of 2005.

(B) Sale of Bayswater Building

Kingsgate Investments Pty Limited has also entered into a conditional agreement with Ashington Bayswater Pty Limited (a wholly owned subsidiary of Sydney based Ashington Group) for the sale of the Bayswater Building at Kings Cross Road at a price of A$20,000,000 ("Bayswater Sale and Purchase Agreement"). Settlement under the Bayswater Sale and Purchase Agreement is subject to the registration

of the separate title for the office lot in the Bayswater Building. It is anticipated that settlement under the Bayswater Sale and Purchase Agreement is likely to take place before 31 December 2004.

Ends

Issued by Kingsgate International Corporation Ltd
For any inquiries, please contact:
Tsang Jat Meng
Managing Director
Kingsgate International Corporation Ltd
(09) 913 8001

or

Geoff Senescall
Senescall Akers Ltd
021 481234

MASNET No. 10 OF 04.06.2004
Announcement No. 10

CITY DEVELOPMENTS LIMITED

# TAKEOVER OFFER FROM KIN HOLDINGS LIMITED ("KIN") FOR ALL OF THE ORDINARY SHARES IN KINGSGATE INTERNATIONAL CORPORATION WILL BE INCREASED TO NZ$0.36 PER SHARE

4 June 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 0668804

Dear Sir

**TAKEOVER OFFER FROM KIN HOLDINGS LIMITED ("KIN") FOR ALL OF THE ORDINARY SHARES IN KINGSGATE INTERNATIONAL CORPORATION WILL BE INCREASED TO NZ$0.36 PER SHARE**

We attach herewith a copy of the announcement dated 3 June 2004 in connection with the above which was released by KIN, a subsidiary of CDL Hotels New Zealand Limited, which in turn is a subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of the Company.

5521486_KIN Holdings Limited announcement 3 Ju

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 04/06/2004 to the SGX

**KIN HOLDINGS LIMITED**
Level 13, 280 Centre
280 Queen Street
Auckland
New Zealand
Telephone 64 9 913 8005
Facsimile 64 9 309 3244
E-mail: KIN.Holdings@mckhotels.co.nz

| | | | |
|---|---|---|---|
| TO | Market Information Services<br>New Zealand Exchange Limited | | |
| FROM | Mr J M Tsang, KIN Holdings Limited | DATE | 3 June 2004 |

## ANNOUNCEMENT FOR IMMEDIATE RELEASE – TAKEOVER OFFER FROM KIN HOLDINGS LIMITED FOR ALL OF THE ORDINARY SHARES IN KINGSGATE INTERNATIONAL CORPORATION WILL BE INCREASED TO NZ$0.36 PER SHARE

KIN Holdings Limited intends to increase its takeover offer for all of the ordinary shares in Kingsgate International Corporation Limited (**Kingsgate**) by four cents per Kingsgate share to NZ$0.36 per Kingsgate share.

KIN Holdings Limited (**KIN Holdings**) has decided to increase the offer price following:

1. Discussions with Mr John Henderson, the independent director of Kingsgate. Mr Henderson indicated to KIN Holdings that he had received the Independent Adviser's report from Grant Samuel & Associates Limited and that Mr Henderson would recommend KIN Holdings' takeover offer if the offer price was increased to NZ$0.36 per Kingsgate share; and

2. Kingsgate's announcement on 1 June 2004 in relation to the conditional agreements entered into for the sale of its Bayswater Building and the Kingsgate Shopping Centre and Kingsgate Commercial Office Complex.

In addition to increasing the offer price, KIN Holdings has decided to waive its market drop condition (ie. that the NZSX 50 Index does not, during the period of the takeover offer, decline to a level 10 percent below its level at 5:00pm on the date of the Offer). KIN Holdings' offer will then be conditional only on KIN Holdings obtaining all necessary consents required under the Overseas Investment Regulations 1995.

KIN Holdings is confident that Kingsgate shareholders will find the new offer price attractive. NZ$0.36 per Kingsgate share is 24.1 percent higher than the closing price of Kingsgate's shares on the close of trade preceding KIN Holdings' announcement that it intended to make the takeover offer. The increased offer price also represents a 38.4 percent premium to the volume weighted average closing price of the Kingsgate shares in the 12 months ending on the close of trade preceding KIN Holdings announcement that it intended to make the takeover offer.

Kingsgate's Target Company Statement and the Independent Adviser's report from Grant Samuel & Associates Limited are due to be sent to Kingsgate shareholders tomorrow, Friday 4 June 2004. The Target Company Statement will include a recommendation from Mr John Henderson on the merits of KIN Holdings' takeover offer.

KIN Holdings expects to vary its takeover offer and mail formal notice of the variation to offerees tomorrow, Friday 4 June 2004.

Ends

**Issued by KIN Holdings Limited**
For any inquiries, please contact:
Tsang Jat Meng
Chief Executive Officer
KIN Holdings Limited
64 9 913 8005

MASNET No. 55 OF 04.06.2004
Announcement No. 55

CITY DEVELOPMENTS LIMITED

## RESULTS OF THE RIGHTS ISSUE

**Renounceable Rights Issue of up to 330, 874, 257 non-redeemable convertible non-cumulative preference shares of $0.05 each ("Preference Shares") in the capital of City Developments Limited ("Company") at an Issue Price of $1.00 for each Preference Share, on the basis of Two (2) Preference Shares for every Five (5) ordinary shares of $0.50 each held as at the Books Closure Date, Fractional Entitlements to be disregarded ("Rights Issue")**

Unless otherwise defined, terms used in this announcement bear the same meanings as defined in the Company's Offer Information Statement dated 7 May 2004.

The Board of Directors of the Company wishes to announce that as at the close of the Rights Issue on 28 May 2004, valid acceptances and excess applications for a total of 446,115,317 Preference Shares, representing approximately 135% of the total number of Preference Shares available under the Rights Issue, were received. This includes acceptances and excess applications for an aggregate of 301,558,151 Preference Shares by subsidiaries and an associated company of Hong Leong Investment Holdings Pte. Ltd. (collectively, the "HLIH Group"), representing approximately 68% of the total number of Preference Shares accepted and applied for pursuant to excess applications received under the Rights Issue.

Details of the valid acceptances and excess applications for the Preference Shares are as follows:-

(a) valid acceptances were received for a total of 124,588,471 Preference Shares (including acceptances for 3,372,428 Preference Shares by the HLIH Group), representing approximately 38% of the total number of Preference Shares available under the Rights Issue; and

(b) excess applications were received for a total of 321,526,846 Preference Shares (including excess applications for 298,185,723 Preference Shares by the HLIH Group), representing approximately 97% of the total number of Preference Shares available under the Rights Issue.

The balance of the provisional allotments of 206,285,786 Preference Shares not accepted by Entitled Shareholders and/or their renouncees pursuant to the Rights Issue will be allotted to satisfy the excess applications in such manner as the Directors of the Company may, in their absolute discretion, deem fit. In the allocation to satisfy the excess applications, preference is given to the rounding of odd lots. In addition, Directors and substantial shareholders will be ranked last in the allocation to satisfy excess applications, with all excess applications made by the HLIH Group to be accepted by the Company only to the extent that there are unsubscribed Preference Shares available after all other excess applications have been fully satisfied. Pursuant to the above, all Entitled Shareholders and/or their renouncees, other than the HLIH Group, who have put in valid excess applications will have their excess applications satisfied in full

All the provisional allotments of 1,308,079 Preference Shares which would otherwise have been provisionally allotted to Foreign Shareholders were sold "nil-paid" on the SGX-ST. The net proceeds from such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed to Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of Shares entered against their names in the Depository Register as at the Books Closure Date and sent to them at their own risk by ordinary post, provided that where the amount of net proceeds to be distributed to any single Foreign Shareholder is less than $10.00, the Company shall be entitled to retain or deal with such net proceeds as the Directors may, in their absolute discretion, deem fit and no Foreign Shareholder shall have any claim whatsoever against the Company, DBS Bank or CDP in respect of such sales or the proceeds thereof, the provisional allotments of Preference Shares or the Preference Shares represented by such provisional allotments.

Following the close of the Rights Issue and based on the number of valid acceptances and excess applications for Preference Shares received and accepted by the Company and pursuant to the Irrevocable Undertaking, the HLIH Group will own 186,317,091 Preference Shares, representing approximately 56% of the total number of Preference Shares to be issued by the Company.

The Company has therefore raised net proceeds, after deducting expenses of approximately $0.9 million, of approximately $330 million from the Rights Issue. The Company will be using the net proceeds (when received) to replenish the Group's working capital which have been used for payment of the one-off Special Cash Dividend of approximately $330.9 million (net) (after deduction of tax at the prevailing rate of 20%) to Shareholders on 19 May 2004.

Where any acceptance and/or excess application for the Preference Shares is unsuccessful or invalid, the acceptance and/or application monies will be refunded to such applicants, without interest or any share of revenue or other benefit arising therefrom, within 14 days after the Closing Date on 28 May 2004, by ordinary post and at their own risk (in the case of Entitled Depositors or Purchasers whose acceptances or excess applications were made through CDP, or in the case of Entitled Scripholders or their renouncees whose acceptances or excess applications were made through the Share Registrar) or by crediting their accounts with the relevant NETS Bank or Participating Banks at their own risk (in the case of Entitled Depositors or Purchasers whose acceptances or excess applications were made through the ATC or by way of Electronic Application through an ATM of a Participating Bank).

**By Order of the Board**

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore

4 June 2004

Submitted by Enid Ling Peek Fong, Company Secretary on 04/06/2004 to the SGX